99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS

FIRM / AFFILIATE OFFICES

Boston	New York
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13 May 2005

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA


05008512

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Shareholders approve 2004 Financial Statement
- Press Release: Results for the first quarter of 2005.

Feel free to call me with any questions on +44 207 710 1076.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Yours faithfully,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A



PRESS RELEASE

Meeting of Shareholders of Interpump Group

SHAREHOLDERS APPROVE 2004 FINANCIAL STATEMENT

DIVIDEND OF 0.13 EURO (+8.3%) RESOLVED

PAYABLE JUNE 16 WITH COUPONS CLIPPED JUNE 13, 2005

NET EARNINGS 2004: 535.3 MILLION EURO (+6.7%)

EBITDA up to 79.3 million euro (+5,4%)

Operating income up to 61,8 million euro (+4,4%)

Cash flow from operations up to 48.0 million euro (+12,6%)

New Board of Directors elected: Giovanni Cavallini is Chairman, Fulvio Montipò, Deputy Chairman and Executive Director and Paolo Marinsek is also Executive Director

Giovanni Cavallini, CEO of Interpump Group stated: "*Business improved in 2004 for Interpump Group.*
We had a growth in turnover (up 6.7%), as well as EBITDA (up 5.4%), and EBIT (up 4.4%). The group continues to generate value for its shareholders, and this is confirmed by the payment of a higher dividend, up 8.3% over last year.
Our recent operations, including an acquisition in the sector of very-high pressure pumps (Hammelmann) and the sale of the Cleaning Sector, confirm the strategic repositioning of Interpump Group, that has been rewarded by the preference of both markets and shareholders".

Sant'Ilario d'Enza (RE), April 27, 2005 – The meeting of shareholders of the Interpump Group, held today, approved the company's financial statement as of December 31, 2004. On the basis of the results achieved, the meeting resolved to **distribute a dividend of 0.13 euro** (+8,3% over the dividend distributed in 2004), which will go into payment starting on June 16, 2005, with coupons clipped on June 13.

The Chairman, Giovanni Cavallini, illustrated the results for the year 2004, which confirm that the Group has maintained its position of leadership, with **the growth of consolidated net sales, up 6.7% to 535.3 million euro**, over the previous year's figure of 501.7 million euro. Without the fluctuation of the dollar exchange, turnover would have been up by 10%.

The **consolidated gross operating margin (EBITDA)** as of December 31, 2004 was up by 5.4% to 79.3 million euro, or 14.8% of net earnings (75.3 million euro in 2003, or 15.0% of net earnings).

The **consolidated operating income (EBIT)** amounted to 61.8 million euro (11.5% of net earnings), with a growth of 4.4% compared to 59.2 million euro in 2003 (equivalent to 11.8% of net earnings).

Consolidated net earnings for the year 2004 were 8.4 million euro (14.3 million euro in 2003, down by 41.2%). The reduction is attributable, however, as regards 2.5 million euro, to the higher tax burden resulting after optimizations that can no longer be achieved with the current legislation, and as regards

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail info@interpumpgroup.it
CAP. SOC. Euro 43.199.520 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 - COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

6.4 million euro to the devaluation of goodwill related to the subsidiary General Technology, which is changing over its activity to production of accessories for high and ultra-high pressure pumps.

Net profits of the parent company were **57.8 million euro**, over 9.5 million euro for the previous year. The increase in profits is also due to extraordinary income for 30.3 million euro, relative to eliminating fiscal interference from the financial statement based on the new corporate legislation, and also to 23.5 million euro in capital gains relative to conferment and sale of shareholdings in the subsidiary IP Cleaning S.p.A. in the framework of the process of corporate rationalization completed in 2004. On the opposite side, there was a write-down of investments for 10.7 million euro (5.1 million in 2003).

Net financial indebtedness amounted to 211.6 million euro (as compared with 205.6 million euro as of December 31, 2003); after falling by 14.2 million euro in the first quarter of 2004, in spite of the payment of dividends for 10.4 million euro, in the second half there was an increase of indebtedness due to a temporary increase in the working capital of the consumer segment.

Cash flow from operations in 2004 amounted to 48.0 million euro with an increase of 12.6% as compared with 42.6 million euro generated in 2003.

Net earnings per share (EPS), adjusted for depreciation and devaluation of goodwill and calculated on the weighted average of outstanding shares, was **0.322 euro, up 2.2%** over the 0.315 euro of 2003.

The meeting elected the **new Board of Directors** for the three-year term until approval of the financial statement for the year 2007 subject to the recording in the Company register of the Shareholders' Meeting resolution that increases the maximum number of Directors from 9 to 13. **Giovanni Cavallini was appointed Chairman, Fulvio Montipò Vice Chairman and Managing Director and Paolo Marinsek also Executive Director.** The non-executive members of the Board are Giancarlo De Martis, Sergio Erede, Giuseppe Ferrero and Giovanni Tamburi. Independent executives will be Stefano Beraldo, Marco Reboa and Roberto Tunioli.

Mr. Cavallini will be in charge of elaborating the strategies of the Group, with the Vice Chairman Mr. Montipò and the Executive Director Mr. Marinsek. He will also be responsible for extraordinary financing, acquisitions (with the Vice Chairman) and investor relations.
Mr. Montipò, in addition to elaborating and implementing the strategies of the Group with Mr. Cavallini and Mr. Marinsek, will collaborate with the Chairman on acquisitions. He will also be in charge of product design, which is the focus of Interpump Engineering.
Mr. Marinsek, the new Executive Director, will be directly in charge of ordinary management of the Group, as well as the activities outlined above with the Chairman and Vice Chairman.

Mr. Paolo Marinsek, who has been general manager of the Group since last November, comes from the Fiat Group. His most significant experiences were those of General Manager of Fiat Auto Poland, Ferrari S.p.A. and Maserati S.p.A., as well as Fiat Engineering S.p.A.

Mr. Giovanni Cavallini, Mr. Giovanni Tamburi and Mr. Giancarlo De Martis will form the Remuneration Committee for the top management of the Group, as resolved by the meeting of the Board of Directors held alongside that of the shareholders.

The Audit Committee will consist of Mr. Stefano Beraldo, Prof. Marco Reboa and Mr. Roberto Tunioli, all independent executives.

The meeting also re-elected the Board of Statutory Auditors (again consisting of Enrico Cervellera, Chairman, and Maurizio Salom and Antonio Zini, statutory auditors) and appointed the company of PricewaterhouseCoopers as independent auditors for the next three years.

On April, 2005, Interpump Group signed a contract for the sale of its Cleaning Sector to two investment funds: BS Private Equity and MCC Sofipa Equity Fund. The price of 100% of IP Cleaning S.p.A. was set on the basis of an Enterprise Value (EV) of 220 million euro which includes the financial indebtedness of the group sold, amounting to approximately 145 million euro. The price will be subject to adjustment on the basis of the definitive average financial indebtedness of the four quarters from June 30, 2004 to March 31, 2005 within 45 working days of the closure.

The group sold includes IP Cleaning S.p.A. and all its subsidiaries except Unielectric and SIT. The announcement of the sale of Cleaning and preceding acquisition of the German company Hammelmann, the world leader in the production of very-high pressure pumps, made at the beginning of April 2005, complete the process of strategic repositioning of Interpump Group in 2005 towards higher income sectors.

Giovanni Cavallini, CEO of Interpump Group stated: "*Business improved in 2004 for Interpump Group. We had a growth in turnover (up 6.7%), as well as EBITDA (up 5.4%), and EBIT (up 4.4%). The group continues to generate value for its shareholders, and this is confirmed by the payment of a higher dividend, up 8.3% over last year. Our recent operations, including an acquisition in the sector of very-high pressure pumps (Hammelmann) and the sale of the Cleaning Sector, confirm the strategic repositioning of Interpump Group, that has been rewarded by the preference of both markets and shareholders*".

For information:
Moccagatta Associati
Tel. 02/86451695 - Fax 02/86452082 - segreteria@moccagatta.it



PRESS RELEASE

INTERPUMP GROUP: RESULTS FOR THE FIRST QUARTER OF 2005

Net revenues in the first quarter of 2005: 139.6 million euro (down 10.6%)
EBITDA: 23.2 million euro (down 12.1%)

INDEBTEDNESS: DOWN 11.6 MILLION EURO

Giovanni Cavallini, Chairman of Interpump Group, stated:
"With the acquisition of Hammelmann, the leading company in very-high-pressure pumps, and the planned sale of the Cleaning sector, Interpump Group focuses its attention exclusively on the high-tech sectors. The impact of this strategic choice is expected to be seen already during the next quarter. Decrease in revenues and subsequently in margins result from a fully contingent situation, which is now rapidly recovering."

Milan, Friday 13 May 2005 - The Interpump Group Board of Directors met today in Milan to approve the Quarterly Report as at 31 March 2005.

In the first quarter of 2005 **net revenues considerably increased** in the Group's core business, in particular in the **Hydraulic Sector** (up 14.3% to 36.8 million euro) and in the **Industrial Sector** (up 13.2% to 23.1 million euro). The Cleaning sector (with a turnover of 71.0 million euro, down 24.5% against the first quarter of 2004) feels the impact of the market slowdown, above all in the consumer segment, yet being recovered. In the first quarter of 2005 **consolidated net revenues of Interpump Group** amounted to **139.6 million euro**, down 10.6% against 156.2 million euro in the first quarter of 2004.

Revenues broken down by geographic area recorded **a strong growth in Europe**, excluding Italy (up 19.7% to 48.5 million euro) and the Pacific Area (up 8.3% to 6.5 million euro); in Italy they decreased (down 6.2% to 26,8 million euro), as well as in North America (down 32.1% to 49.5 million euro), above all due to the decrease in sales in the consumer segment of the Cleaning sector, against the strong growth recorded by this segment in the first quarter of 2004, thanks to the exceptional order execution times in that period. The second half 2005 is forecasted in strong growth, compared to the second half 2004. In the first quarter of 2005 the dollar average exchange rate fell by 4.9% against the first quarter of 2004, with a further impact on the revenues spread.

The **Hydraulic Sector** reported the highest growth in the first quarter of 2005, especially in North America (up 23.5% in local currency; up 17.7% in euro). However, the **Industrial Sector**, which feels the impact of the different classification against the previous year as a result of the sale of the Cleaning Sector announced on 18 April, grows by 13.2% to 23.1 million euro. The Industrial Sector includes today high-pressure and very-high-pressure pumps, the sector's core business (up 20.5% during the quarter, reaching 17.8 million euro), and the cleaning equipment and machinery previously classified in the Cleaning sector. In particular, as far as the Industrial Sector is concerned, it is necessary to remember the acquisition on 5 April 2005 of the German company **Hammelmann**, leader in high-pressure and very-high-pressure pumps up to 4,000 bar, with 2004 revenues equal to 49.0 million euro and a high profitability: this will involve a consolidation of revenues

since 1 April 2005 and the access of Interpump Group to very-high-tech market segments, in which previously the Group was not present, with a subsequent strengthening in strategic and highly profitable areas. Therefore, it is necessary to look at the results of the first quarter of 2005 in the light of these important extraordinary operations, which deeply modified the business model and features of Interpump Group.

Interpump Group revenues in the first quarter of 2005

Interpump Group's **consolidated gross operating margin (EBITDA) reached 23.2 million euro (down 12.1%** against 26.4 million euro in the first quarter of 2004). The turnover/EBITDA ratio was **16.6%** (16.9% in the first quarter of 2004). This fall is due to the decrease in turnover in the consumer segment, as previously explained.

Consolidated operating profit (EBIT) reached 18.7 million euro (22.4 million euro in the first quarter of 2004), down 17.7%, equal to **13.4% of net revenues** (14.4% in the first quarter of 2004).

Consolidated net earnings was equal to 6.4 million euro (down 25.0% against 8.5 million euro in the first quarter of 2004). Operating **cash flow** amounted to 13.5 million euro (16.5 million euro in the first quarter of 2004).

Net earnings per share **(EPS)**, adjusted for the amortization of goodwill and calculated on the number of outstanding shares net of own shares, was equal to 0.118 euro, against 0.143 euro in the first quarter of 2004. It is necessary to remember the cancellation of 4,106,240 company treasury shares on 2 February 2005, following the meeting resolution dated 19 October 2004, in order to maximize the Shareholders' value and optimize the company's capital structure, by decreasing the cost of capital. This operation involved the reduction of net equity by 16.8 million euro. **Consolidated net equity** reached 164.4 million euro, against 184.3 million euro as at 31/12/2004.
The net financial position shows 200.0 million euro in debt, **down 11.6 million euro** against 31/12/2004.

Commenting on the results for the first quarter of 2005, the Chairman of Interpump Group, Giovanni Cavallini stated:
"With the acquisition of Hammelmann, the leading company in very-high-pressure pumps, and the planned sale of the Cleaning sector, Interpump Group focuses its attention exclusively on the high-tech sectors. The impact of this strategic choice is expected to be seen already during the next quarter. Decrease in revenues and subsequently in margins result from a fully contingent situation which is now rapidly recovering."

Adjustment as compared to the international accounting standards (IAS/IFRS)

Interpump Group concluded the process of transition to the international accounting standards IAS/IFRS. On the basis of the new laws, Interpump Group expects to present the first-half report as at 30 June 2005 by making reference to the IAS 34. In this context the company announces the decision to use the derogation provided for by the new Stock Exchange Regulation, that allows not to publish the second quarter 2005 report if the company publishes the first-half report by adopting the IAS/IFRS accounting standards by 26 September 2005; on this date the company will announce the results for the first half of the year, in compliance with the international accounting standards (I.F.R.S.).

For information:
Moccagatta Associati
Tel. 02/86451419
Fax 02/ 86452082
segreteria@moccagatta.it

Reclassified consolidated income statements - quarterly	*1st quarter 2005 €/000*	%	*1st quarter 2004 €/000*	%
Net revenues	**139,595**	**100.0**	**156,192**	**100.0**
Purchases, net of changes in inventories	(65,102)		(72,806)	
Gross industrial margin	**74,493**	**53.4**	**83,386**	**53.4**
Personnel expenses	(22,587)		(22,154)	
Other operating costs	(28,738)		(34,869)	
Gross operating profit (EBITDA)	**23,168**	**16.6**	**26,363**	**16.9**
Operating depreciation and amortization and allowance to provisions	(4,480)		(3,927)	
Operating profit (EBIT)	**18,688**	**13.4**	**22,436**	**14.4**
Amortization and impairment of goodwill	(2,395)		(2,512)	
Amortization of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(2,112)		(1,764)	
Exchange-rate differences	(38)		162	
Financial discounts granted to customers	(585)		(763)	
Adjustment of value of investments according to the equity method	40		136	
Extraordinary income (charges), net	761		(29)	
Profit for the period before taxes and minority interests	**14,307**	**10.2**	**17,614**	**11.3**
Income taxes	(7,075)		(8,277)	
Net profit before minority interests	**7,232**	**5.2**	**9,337**	**6.0**
Minority interests	(874)		(856)	
Net consolidated profit for the period	**6,358**	**4.6**	**8,481**	**5.4**

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

	31/03/2005 €/000	%	31/03/2004 €/000	%	31/12/2004 €/000	%
Trade receivables	114,389		112,768		96,200	
Inventories	115,139		104,146		107,344	
Prepayments and accrued income within one year	2,773		3,266		2,514	
Other receivables, net of deferred tax assets	13,750		14,522		13,075	
Trade payables	(94,862)		(107,633)		(75,035)	
Tax payables due within one year	(10,410)		(13,318)		(6,054)	
Other current liabilities, net of payables for the acquisition of equity investments	(15,582)		(13,621)		(15,154)	
Accrued expenses, net of interest charges	(281)		(658)		(302)	
Opening net operating working capital	**124,916**	**34.3**	**99,472**	**26.1**	**122,588**	**31.9**
Tangible fixed assets	103,648		106,883		105,928	
Goodwill	119,210		134,417		121,605	
Treasury stock	17,606		33,253		33,253	
Other financial fixed assets	5,760		10,602		5,548	
Other non current assets	22,840		21,952		24,404	
Provisions	(12,341)		(7,930)		(12,225)	
Staff severance indemnities	(16,872)		(16,041)		(16,838)	
Payables for the acquisition of equity investments	-		(258)		-	
Other non current liabilities	(321)		(549)		(253)	
Total net fixed assets	**239,530**	**65.7**	**282,329**	**73.9**	**261,422**	**68.1**
Total capital employed	**364,446**	**100.0**	**381,801**	**100.0**	**384,010**	**100.0**
Financed by:						
Share capital	41,559		43,694		43,694	
Retained earnings	98,206		115,067		103,034	
Profit for the period	6,358		8,481		8,396	
Total shareholders' equity for the Group	146,123		167,242		155,124	
Minority interests	18,288		17,079		17,242	
Total consolidated shareholders' equity	**164,411**	**45.1**	**184,321**	**48.3**	**172,366**	**44.9**
Cash on hand	(133,086)		(53,376)		(22,390)	
Payables to banks within one year	55,626		36,977		47,173	
Current portion of medium/long term financing	60,189		53,933		61,673	
Accrued interests	816		851		967	
Total short term indebtedness	(16,455)		38,385		87,423	
Medium/long -term indebtedness	216,490		159,095		124,221	
Total net indebtedness	**200,035**	**54.9**	**197,480**	**51.7**	**211,644**	**55.1**
Total sources of financing	**364,446**	**100.0**	**381,801**	**100.0**	**384,010**	**100.0**